UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BiondVax Pharmaceuticals Ltd. (NASDAQ:BVXV, TASE: BVXV) ("BiondVax" or the "Company") today announced the results of its Extraordinary General Meeting of shareholders ("EGM") held today in Tel Aviv, Israel. At the EGM, all of the proposals set forth in BiondVax's proxy statement dated June 18, 2015 (the "Proxy Statement") sent in connection with the EGM were approved by the required majority of shareholders.

The proposals approved are as follows:

1.1.	Transition to reporting under SEC regulations

To approve the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, 5728 - 1968 (the "Israeli Securities Law") to the reporting format in accordance with the U.S Securities Exchange Act of 1934 (the "U.S. Securities Law"), in accordance with Chapter E3 of the Israeli Securities Law.

1.2.	Compensation Terms of CEO and Director Dr. Ron Babecoff

The compensation terms approved for Dr. Babecoff are as follows:

(a)	an increase in the CEO's monthly salary, in employment cost terms, to NIS 80 thousand (approximately USD 20.62 thousand, calculated according to the exchange rate as of May 28, 2015, which was NIS 3.88 per 1 USD);

(b)	the grant of unregistered options under the Company's 2005 Israeli Share Option Plan (the "2005 Plan") for 2.5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 28, 2015, exercisable for up to 5,929,503 ordinary shares of the Company NIS 0.0000001 par value (the "Ordinary Shares") at an exercise price of NIS 0.74607 per Ordinary Share (USD 0.1923 per ordinary share, calculated according to the exchange rate reported by the Bank of Israel for May 28, 2015, which was NIS 3.88 per 1 USD).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: July 28, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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